350 East Las Olas Boulevard, Suite 1750
Ft. Lauderdale, FL 33301-4268
Telephone: 954-991-5420
Facsimile: 844-670-6009
http://www.dickinsonwright.com
Clint J. Gage
CGage@dickinsonwright.com
954-991-5425

September 30, 2024

Aisha Adegbuyi

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	Worthy Property Bonds, Inc.
Post-Qualification Amendment to Offering Statement on Form 1-A
Filed September 12, 2024
File No. 024-11563

Dear Ms. Adegbuyi:

We serve as counsel to Worthy Property Bonds, Inc. (the “Company”) and have been asked to provide this narrative response to your comment letter, dated September 24, 2024, on behalf of the Company. The Company responds as follows:

Post-Qualification Amendment to Offering Statement on Form 1-A

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operations, Page 21

1. We note your response to prior comment 6 and reissue in part. Revise this section to discuss any other sources of capital that will remain that will allow you to fund both your lending business, as well as to pay redemption requests for your bonds and accrued interest. Make appropriate changes to your risk factors, cover page and summary discussion based on your response.

Response:

The Offering Statement presently states the following:

●	The Company intends to continue to offer and sell Worthy Property Bonds under the offering circular to fund our lending operations.

●	As of September 12, 2024, the Company had $8,433,360 of Worthy Property Bonds remaining for sale thereunder.

●	While the Company reserves its right, pursuant to applicable securities laws, to issue additional securities other than those being offered under the Offering Circular, or to otherwise raise capital, the Company will not issue securities under Regulation A in excess of $75 million during any 12-month period.

Dickinson Wright PLLC
United States Securities and Exchange Commission
September 30, 2024
Page 2

●	If the Company is unable to, or elects not to, raise additional capital after this offering, the Company will continue to manage its then existing loan portfolio, collect principal and interest thereunder, and service its debt obligations to the holders of Worthy Property Bonds.

●	If the Company raises additional capital going forward the funds will be deployed in the form of real estate loans pursuant to the Company’s stated business plan.

●	The Company sets aside a percentage of Worthy Property Bonds sales in cash and cash equivalents.

The Company believes the foregoing disclosures accurately reflect the Company’s business model, including the sources of capital that will allow the Company to fund both its lending business, as well as to pay redemption requests for its bonds and accrued interest. There are no other sources of capital presently being contemplated by the Company. Based on the foregoing, the Company believes its prior response to Comment 6 remains both accurate and comprehensive.

Very truly yours,

Clint J. Gage

CJG:sm
Enclosures